Mail Stop 3561

October 14, 2009

Mr. David R. Jaffe
Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

> **Re:** **The Dress Barn, Inc.**
> **Form S-4/A**
> **Filed October 2, 2009**
> **File No. 333-161267**

Dear Mr. Jaffe:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The Merger, page 41</u>

<u>Recommendations of the Board of Directors of Tween Brands; Tween Brands' and Reasons for the Merger, page 47</u>

1. We note your responses to prior comments nine and 10 and the materials provided in response to prior comment 13, which indicate that the per share consideration under discussion, based on Dress Barn's trading prices as of June 5 and June 24, 2009, was significantly lower than the $8.25 identified in your response to prior comment nine. We also note disclosure on page 48 regarding Party A's June 23,

2009 statement about transaction terms it believed to be "inferior" to those it was prepared to offer. Please revise to address whether Tween Brands or its board believed that the Dress Barn offer, based on then trading prices, was inferior to the $8.25 cash offer that Party A indicated it would "consider submitting." If the Dress Barn offer would have been considered inferior, it is unclear if Tween Brands or its board considered communicating that information to Party A. Please revise accordingly. We may have further comment.

2.   We note your response to comment 12 of our letter dated September 4, 2009. Based on the Tween Brands board meetings, including one on December 5, 2008, it appears that Tween Brands was considering amendments to the credit agreement as an alternative to seeking minority investors. Please revise to further clarify the extent to which the board viewed an amended credit agreement as an alternative to seeking equity investors, and clarify if and why the easing of the terms was viewed by the board as a factor in determining to recommend a merger.

Fairness Opinion of Peter J. Solomon Company, page 51

3.   We note your response to prior comment 15 and revised disclosure on page 60. Please revise here, the second full paragraph on page 58 and where appropriate to disclose the projections prepared by Dress Barn and provided to Tween Brand's financial advisor.

Litigation Relating to the Merger, page 68

4.   Please provide additional details regarding your litigation relating to the merger, including the date instituted and the principal parties.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven L. Kirshenbaum, Esq.
        Fax: (212) 969-2900